                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            PROVIDENT COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743862 10 4
              ----------------------------------------------------
                                 (CUSIP Number)

       Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union
            Square, Chattanooga, Tennessee 37402-2500. (423) 756-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 743862 10 4

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
     Hugh O. Maclellan, Jr.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _______________________________________________________________________
     (b) _______________________________________________________________________

3)   SEC Use Only ______________________________________________________________

4)   Source of Funds (See Instructions)    Not Applicable
                                        ----------------------------------------
5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ______________________________________________________________

6)   Citizenship or Place of Organization         United States
                                          --------------------------------------

  NUMBER OF                         7)     Sole Voting Power    4,288,366
   SHARES                                                    -------------------
 BENEFICIALLY                       8)     Shared Voting Power    32,228,399
  OWNED BY                                                      ----------------
    EACH                            9)     Sole Dispositive Power  2,644,974
  REPORTING                                                       --------------
 PERSON WITH                        10)    Shared Dispositive Power  33,871,791
                                                                    ------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     36,516,765
     ---------------------------------------------------------------------------

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ____
     ___________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)    26.9%
                                                         -----------------------

14)  Type of Reporting Person (See Instructions)        IN
                                                   -----------------------------
                                        2

                                  SCHEDULE 13D

CUSIP NO. 743862 10 4

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
    Kathrina H. Maclellan
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)_________________________________________________________________________
    (b)_________________________________________________________________________

3)  SEC Use Only _______________________________________________________________

4)  Source of Funds (See Instructions)      Not Applicable
                                      ------------------------------------------

5)  Check Box if Disclosure or Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)______________________________________________

6)  Citizenship or Place of Organization    United States
                                        ----------------------------------------

   NUMBER OF                        7)     Sole Voting Power 2,756,283
    SHARES                                                   -------------------
  BENEFICIALLY                      8)     Shared Voting Power 15,346,452
   OWNED BY                                                    ----------------
     EACH                           9)     Sole Dispositive Power 2,756,283
   REPORTING                                                      -------------
  PERSON WITH                       10)    Shared Dispositive Power 30,831,145
                                                                   -------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     33,587,428
     ---------------------------------------------------------------------------

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _____
     ___________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)   24.8%
                                                         -----------------------

14)  Type of Reporting Person (See Instructions)         IN
                                                 -------------------------------

                                  SCHEDULE 13D

CUSIP NO. 743862 10 4

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
    A. S. MacMillan

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)_________________________________________________________________________
    (b)_________________________________________________________________________

3)  SEC Use Only________________________________________________________________

4)  Source of Funds (See Instructions)      Not Applicable
                                        ----------------------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)________________________________________________________________

6)  Citizenship or Place of Organization             United States
                                          --------------------------------------


  NUMBER OF                         7) Sole Voting Power      902
   SHARES                                                -----------------------
 BENEFICIALLY                       8) Shared Voting Power    -0-
  OWNED BY                                                ----------------------
    EACH                            9) Sole Dispositive Power    902
  REPORTING                                                  -------------------
 PERSON WITH                        10) Shared Dispositive Power  15,484,693
                                                                 ---------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    15,485,595
    ----------------------------------------------------------------------------

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    ____________________________________________________________________________

13) Percent of Class Represented by Amount in Row (11)     11.4%
                                                      --------------------------
14) Type of Reporting Person (See Instructions)    IN
                                               ---------------------------------

         This Amendment No. 3 to the Schedules 13D dated March 27, 1997, filed by Hugh O. Maclellan, Jr., Kathrina H. Maclellan, A. S. MacMillan (collectively, the "Principals") and certain other persons shown in such Schedule, is being filed as a result of certain changes in the beneficial ownership of Provident Companies, Inc. common stock held directly by the Reporting Persons or held by Trusts for which the Reporting Person holds beneficial ownership.

         Item 2. Identity and Background.

         ITEM 2 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

         The Maclellan Foundation, Inc. (The "Maclellan Foundation"). The Maclellan Foundation, Inc. is a Tennessee corporation the principal business address of which is 501 Provident Building, One Fountain Square, Chattanooga, TN 37402. The Maclellan Foundation is a charitable organization treated as a private foundation for federal income tax purposes. Trustees of the Maclellan Foundation are Hugh O. Maclellan, Jr. (President and Treasurer), Kathrina H. Maclellan (Vice President) Charlotte M. Heffner, Robert H. Maclellan, Frank A. Brock, G. Richard Hostetter, Ronald W. Blue and A. S. MacMillan. Thomas McCallie, III is secretary and executive director but not a trustee.

         R. J. Maclellan Trust for The Maclellan Foundation, Inc. (the "R. J. Maclellan Trust"). The R. J. Maclellan Trust was established for the benefit of the Maclellan Foundation. The principal business address of the R. J. Maclellan Trust is 501 Provident Building, One Foundation Square, Chattanooga, TN 37402. Trustees of the R. J. Maclellan Trust are Hugh O. Maclellan, Jr., Kathrina H. Maclellan, Dudley Porter, Jr. and SunTrust Bank, Chattanooga, N.A.

         Hugh O. Maclellan, Jr.. Hugh O. Maclellan, Jr. is Chairman of the Executive Committee of the Board of Directors of Provident. His business address is 501 Provident Building, One Fountain Square, Chattanooga, TN 37402.

         Kathrina H. Maclellan. Kathrina H. Maclellan is not presently employed. Her residence address is 125 Fairy Trail, Lookout Mountain, TN 37350.

         Robert H. Maclellan. Robert H. Maclellan is a recording industry executive. His residence address is 131 South Hermitage Avenue, Lookout Mountain, TN 37350.

         Frank A. Brock. Frank A. Brock is President of Covenant College. His residence address is 108 W. Watkins, Lookout Mountain, TN 37350.

         G. Richard Hostetter. G. Richard Hostetter is an attorney. His residence address is 1602 Lula Lake Road, Lookout Mountain, GA 30750.

         Dudley Porter. Jr.. Dudley Porter, Jr. is an attorney. His residence address is 1125 Healing Springs Road, Chattanooga, TN 37419.

         Ronald W. Blue. Ronald W. Blue is an investment adviser. His residence address is Suite 600, 1100 Johnson Ferry Road, N.E., Atlanta, GA 30342.

         A. S. MacMillan. A. S. MacMillan is president of Team Resources. His address is 2100 River Edge Parkway, Suite 800, Atlanta, GA 30328.

         The Maclellan Foundation, R. J. Maclellan Trust, Hugh O. Maclellan, Jr., Kathrina H. Maclellan, Robert H. Maclellan, Frank A. Brock, G. Richard Hostetter, Dudley Porter, Jr., Ronald W. Blue and A. S. MacMillan are referred to herein as the "Reporting Persons".

         (d) During the last five years, no Reporting Person has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no Reporting Person has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction resulting in a Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States of America.

         Item 5. Interest in Securities of the Issuer.

         ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

         (a) Reference is made to the cover page in respect of each Reporting Person.

         The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Hugh O. Maclellan, Jr. does not include 85,128 shares of common stock voted solely by his spouse, Nancy B. Maclellan, of which beneficial interest is disclaimed.

         The combined shareholdings of the Reporting Persons plus Charlotte M. Heffner, a trustee of the Maclellan Foundation, aggregate 33.9% of the stock after eliminating shareholdings duplicated.

Each Reporting Person hereby disclaims any assertion or presumption that it and any other persons constitute a "group" as such term is used in Section 13(d) of the 1934 Act and the Rules and Regulations of the Commission thereunder. The filing of this Schedule 13D shall not be construed to be an admission that any Reporting Person is a member of a group, however, if any of the Reporting Persons are deemed to be members of a "group" with other Reporting Persons for purposes of Section 13(d), the Schedule 13Ds filed by each such Reporting Person should be read together as a group Schedule 13D filing.

         (b) Reference is made to the cover page in respect of each Reporting Person.

         Certain of the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock with persons other than Reporting Persons, as follows:

             (1) Hugh O. Maclellan, Jr. shares such powers with the following persons who are not Reporting Persons: SunTrust Bank Chattanooga, N.A., Lee S. Anderson, Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Henry A. Henegar, Hugh D. Huffaker, Jr. Ralph S. Paden, Gerry U. Stephens, John C. Stophel, Thomas H. McCallie, III, and
         U. S. Trust Company of Florida.

             (2) Kathrina H. Maclellan shares such powers with the following persons who are not Reporting Persons: SunTrust Bank Chattanooga, N.A., Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Richard L. Heffner, Hugh D. Huffaker, Jr., Ralph S. Paden and Gerry U. Stephens.

         Information required by Item 2 is provided below with respect to those persons who share with the Reporting Persons the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock.

             SunTrust Bank Chattanooga. N.A.. SunTrust Bank Chattanooga, N.A. is a national banking association located in the SunTrust Bank Building, 736 Market Street, Chattanooga, Tennessee 37402. SunTrust Bank Chattanooga, N.A. is a wholly owned subsidiary of SunTrust Banks, Inc., a bank holding company headquartered in Atlanta, Georgia.

             Lee S. Anderson. Lee S. Anderson is the Editor and Publisher of The Chattanooga News-Free Press. His business address is 400 E. 11th Street, Chattanooga, Tennessee 37402.

             Lawrence B. Austin, III. Lawrence B. Austin is a real estate builder and developer. His business address is Austin Building Corporation, 243 Signal Mountain Road, Chattanooga, Tennessee 37405.

             Richard D. Crotteau. Richard D. Crotteau is an attorney. His business address is Miller & Martin, 10th Floor, Volunteer Building, Chattanooga, Tennessee 37402.

             T. Cartter Frierson. T. Cartter Frierson is a management consultant. His business address is T. Cartter Frierson and Company, 633 Chestnut Street, Suite 850, Chattanooga, Tennessee 37450.

             Richard L. Heffner. Richard L. Heffner is a business consultant. His business address is Heffner and Company, 1991 West Paces Ferry Road, N.W., Atlanta, Georgia 30327-2515.

             Henry A. Heneqar. Henry A. Henegar is executive director of the Chattanooga Bible Institute. His business address is Chattanooga Bible Institute, 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

             Hugh D. Huffaker. Jr. Hugh D. Huffaker, Jr. is a realtor. His business address is Huffaker & Associates, Inc., 735 Broad Street, Chattanooga, Tennessee 37402.

             Ralph S. Paden. Ralph S. Paden is retired. His residence address is 222 West Brow Oval, Lookout Mountain, Tennessee 37350.

             Gerry U. Stephens. Gerry U. Stephens is retired. His residence address is 1516 Lyndhurst Drive, Chattanooga, Tennessee 37405.

             John C. Stopher. John C. Stophel is an attorney. His business address is Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

             Thomas H. McCallie. III. Thomas H. McCallie, III is secretary and executive director of The Maclellan Foundation, Inc. His business address is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402.

         During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the above persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of the above persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each of the above persons who is a natural person is a citizen of the United States of America.

         (c) Reference is made to Item 3.

         (d) Not applicable

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Hugh O. Maclellan, Jr. holds a revocable proxy to vote the shares of Provident Companies common stock held by The Maclellan Foundation, Inc. Accordingly, shares owned by The Maclellan Foundation, Inc. have been included among those for which Hugh O. Maclellan, Jr. has voting power, but have not been included as shares for which Kathrina H. Maclellan, Robert H. Maclellan, Frank
A. Brock, G. Richard Hostetter, Ronald W. Blue or A. S. MacMillan have voting power.

                                S I G N A T U R E
                                - - - - - - - - -

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: June 9, 1998


                                               /s/ Barton C. Burns
                                               ---------------------------------
                                               Barton C. Burns, authorized
                                               representative of the persons
                                               filing the foregoing statement.